ALPINE SUMMIT ENERGY PARTNERS, INC.

Notice and Management Information Circular
for the Annual and Special Meeting of Shareholders
to be held on June 22, 2022

May 9, 2022

TABLE OF CONTENTS

SCHEDULES

SCHEDULE "A"	CHANGE OF AUDITOR REPORTING PACKAGE
SCHEDULE "B"	AUDIT COMMITTEE CHARTER

ALPINE SUMMIT ENERGY PARTNERS, INC.
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT an annual and special meeting (the "Meeting") of shareholders (the "Shareholders") of Alpine Summit Energy Partners, Inc. (the "Company") will be held at Suite 3810, Bankers Hall West, 888 3rd Street SW, Calgary, Alberta at 9:00 a.m. (Calgary time) on June 22, 2022 for the following purposes:

(1) to receive and consider the audited financial statements of the Company for the financial years ended December 31, 2021 and 2020, together with the auditor's reports thereon;

(2) to fix the number of directors of the Company for the ensuing year at five (5);

(3) to elect the directors of the Company that will hold office until the next general meeting of the Shareholders;

(4) to appoint independent auditors for the ensuing year and to authorize the board of directors of the Company (the "Board") to fix the remuneration of the auditors; and

(5) to transact such other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.

Specific details of the matters proposed to be put before the Meeting are set forth in the management information circular dated May 9, 2022 (the "Information Circular"). Shareholders are reminded to review the Information Circular before voting.

While the Company intends to hold the Meeting in person as of the date of this Notice, the Company asks that Shareholders follow the current instructions and recommendations of federal, provincial and local health authorities when considering attending the Meeting in person. While it is not known what the situation with COVID-19 will be on the date of the Meeting, the Company will adhere to all government and public health authority recommendations and restrictions in order to support efforts to reduce the impact and spread of COVID-19. As such, in order to mitigate potential risks to the health and safety of our communities, Shareholders, employees and other stakeholders, the Company is urging all Shareholders to vote by proxy in advance of the Meeting and not to attend the Meeting in person unless and until all social distancing recommendations or restrictions have been lifted. The Company will follow the guidance and orders of government and public health authorities in that regard, including those restricting the size of public gatherings. In order to adhere to all government and public health authority recommendations, the Company notes that the Meeting will be limited to only the legal requirements for shareholder meetings and guests will not be permitted entrance unless legally required. If you will be legally entitled to attend the Meeting and plan on attending in person, please contact the Company (by emailing: ir@alpsummit.com) to make appropriate arrangements.

Rather than attending in person, the Company encourages Shareholders to vote by proxy in advance of the Meeting and then access the Meeting via webinar. The webinar will be available at the following link https://www.gowebcasting.com/11840.

If you are a registered Shareholder of the Company, please date and execute the form of proxy received as part of the Notice Package (as defined below) and return it in the envelope provided to Odyssey Trust Company, Proxy Tabulation Department, 702-67 Yonge Street, Toronto, ON M5E 1J8, by no later than 9:00 a.m. (Calgary time) on June 20, 2022, or in the case of any adjournment of the Meeting, not less than two business days prior to the date of such meeting. Alternatively, you may vote by Internet at http://login.odysseytrust.com/pxlogin and clicking "Vote."

- ii -

If you are not a registered Shareholder of the Company and receive the Notice Package through your broker or through another intermediary, please complete and return the form of proxy or voting instruction form in accordance with the instructions provided to you by your broker or by the other intermediary.

The directors of the Company have fixed the close of business on May 6, 2022 as the record date for the determination of the Shareholders of the Company entitled to receive notice of the Meeting.

As described in the notice-and-access notification mailed to Shareholders, the Company is using the notice-and-access provisions ("Notice-and-Access") under National Instrument 54-101 - Communications with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 - Continuous Disclosure Obligations to distribute the proxy-related materials (including the Information Circular), the audited financial statements of the Company for the year ended December 31, 2021, together with the report of the auditors thereon, and related management discussion and analysis (the "Meeting Materials") to Shareholders. Notice-and-Access allows the Company to post electronic versions of the Meeting Materials on SEDAR and on the Company's website, rather than mailing paper copies to Shareholders. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and it will also reduce the Company's printing and mailing costs. Note that Shareholders still have the right to request paper copies of the Meeting Materials posted online by the Company under Notice-and-Access if they so choose. The Company will not use the procedure known as "stratification" in relation to the Notice-and-Access. Stratification occurs when the reporting issuer using Notice-and-Access provides a paper copy of the Meeting Materials to certain shareholders with the Notice Package. Shareholders may ask the Company additional questions about Notice-and-Access by calling 615.475.8320 or emailing ir@alpsummit.com.

The Meeting Materials are available under the Company's profile on SEDAR at www.sedar.com and on the Company's website at www.alpinesummitenergy.com/shareholder-meetings. As noted above, the Company will provide to any Shareholder, free of charge, a paper copy of the Meeting Materials upon request to the Company at 615.475.8320 or by email at: ir@alpsummit.com up to one year from the date the Information Circular is filed on SEDAR. Shareholders who wish to receive a paper copy of the Meeting Materials in advance of the Meeting should make such request to the Company by no later than May 23, 2022, in order to allow reasonable time to receive and review the Meeting Materials prior to the proxy deadline of 9:00 a.m. (Calgary time) on Monday, June 20, 2022. The Meeting Materials will be sent to Shareholders within three business days of their request if such request is made prior to the date of the Meeting. Following the Meeting, the Information Circular will be sent to such Shareholders within 10 days of their request.

Shareholders will receive a paper copy of a notice package (the "Notice Package") under Notice-and-Access via pre-paid mail containing: (i) a notification regarding the Company's use of Notice-and-Access and how the proxy-related materials may be obtained, and (ii) a form of proxy (if you are a registered shareholder) or a voting instruction form (if you are a non-registered shareholder).

DATED this 9th day of May, 2022.

By Order of the Board of Directors

"Craig Perry"

Craig Perry
Chief Executive Officer and Chairman

ALPINE SUMMIT ENERGY PARTNERS, INC.
MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This management information circular (the "Information Circular") is furnished in connection with the solicitation of proxies by the management of Alpine Summit Energy Partners, Inc. (the "Company") for use at an annual general meeting (the "Meeting") of shareholders (the "Shareholders") of the Company to be held on June 22, 2022, at the time and place and for the purposes set forth in an attached notice of the Meeting (the "Notice").

Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone, facsimile or personal interview by regular employees of the Company, or by other proxy solicitation services retained by the Company. The costs thereof will be borne by the Company. In accordance with National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101"), arrangements have been made with brokerage houses and other intermediaries to forward solicitation materials to the beneficial owners of shares of the Company held of record by such persons and the Company may reimburse such persons for reasonable fees and disbursements incurred by them in doing so.

Unless otherwise specified, information contained in this Information Circular is given as of May 9, 2022.

Exchange Rate Information

Unless otherwise indicated, references in this Information Circular to "C$" are to Canadian dollars and references herein to "$" are to United States dollars. The following table sets forth: (a) the rates of exchange for Canadian dollars, per $1.00, in effect at the end of each of the periods indicated; and (b) the high, low and average exchange rates during each such period, based on the daily average exchange rate, published on the Bank of Canada's website as being in effect on each trading day.

	Year ended December 31,			Nine months ended September 30,
	2021	2020	2019	2021	2020
Period End	C$1.2678	C$1.2732	C$1.2988	C$1.2741	C$1.3339
Average	C$1.2535	C$1.3415	C$1.3269	C$1.2513	C$1.3541
High	C$1.2942	C$1.4496	C$1.3600	C$1.2856	C$1.4496
Low	C$1.2040	C$1.2718	C$1.2988	C$1.2040	C$1.2970

On May 9, 2022, the Bank of Canada average exchange rate for $1.00 was C$1.2964.

RECORD DATE

The record date for determining the Shareholders entitled to receive notice of and to vote at the Meeting is May 6, 2022 (the "Record Date"). Only Shareholders of record as of the close of business (Calgary time) on the Record Date are entitled to receive notice of and to vote at the Meeting.

NOTICE AND ACCESS

The Company will be availing itself of the notice-and-access provisions ("Notice-and-Access") under National Instrument 54-101 - Communications with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102") to distribute the proxy-related materials (including this Information Circular), the audited financial statements of the Company for the year ended December 31, 2021, together with the report of the auditors thereon, and related management discussion and analysis (the "Meeting Materials") to Shareholders.

Notice-and-Access allows the Company to post electronic versions of the Meeting Materials on SEDAR and on the Company's website, rather than mailing paper copies to Shareholders. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and it will also reduce the Company's printing and mailing costs. Note that Shareholders still have the right to request paper copies of the Meeting Materials posted online by the Company under Notice-and-Access if they so choose. The Company will not use the procedure known as "stratification" in relation to the Notice-and-Access. Stratification occurs when the reporting issuer using Notice-and-Access provides a paper copy of the Meeting Materials to certain Shareholders with the Notice Package (as defined below). Shareholders may ask the Company additional questions about Notice-and-Access by calling 615.475.8320 or emailing ir@alpsummit.com.

The Meeting Materials are available under the Company's profile on SEDAR at www.sedar.com and on the Company's website at www.alpinesummitenergy.com. As noted above, the Company will provide to any Shareholder, free of charge, a paper copy of the Meeting Materials upon request to the Company at 615.475.8320 or by email at ir@alpsummit.com up to one year from the date the Information Circular is filed on SEDAR. Shareholders who wish to receive a paper copy of the Meeting Materials in advance of the Meeting should make such request to the Company by no later than May 22, 2022, in order to allow reasonable time to receive and review the Meeting Materials prior to the proxy deadline of 9:00 a.m. (Calgary time) on Monday, June 20, 2022. The Meeting Materials will be sent to Shareholders within three business days of their request if such request is made prior to the date of the Meeting. Following the Meeting, the Information Circular will be sent to such Shareholders within 10 days of their request.

Shareholders will receive a paper copy of a notice package (the "Notice Package") under Notice-and-Access via pre-paid mail containing: (i) a notification regarding the Company's use of Notice-and-Access and how the proxy-related materials may be obtained, and (ii) a form of proxy (if you are a registered shareholder) or a voting instruction form (if you are a non-registered shareholder).

APPOINTMENT, REVOCATION AND DEPOSIT OF PROXIES

The persons named in the instrument of proxy forming part of the Notice Package are officers and directors of the Company who have been selected by the directors of the Company and have indicated their willingness to represent as proxies the Shareholders who appoint them.

A Shareholder has the right to designate or appoint a person (who need not be a Shareholder) to attend and act for them and on their behalf at the Meeting other than the persons designated in the enclosed proxy. Such right may be exercised by striking out the names of the two (2) persons designated in the proxy and by inserting in the blank space provided for that purpose the name of the desired person or by completing another proper proxy and, in either case, delivering the completed and executed proxy to the Company c/o Odyssey Trust Company, Proxy Tabulation Department, 702-67 Yonge Street, Toronto, ON M5E 1J8, at any time prior to 9:00 a.m. (Calgary time) on June 20, 2022, or in the case of any adjournment of the Meeting, not less than two business days prior to the date of such Meeting.

A Shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the Shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a Shareholder will be voted in accordance with the directions, if any, given in the proxy.

A Shareholder who has given a proxy may revoke it at any time insofar as it has not been exercised. A proxy may be revoked, as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by instrument in writing executed by the Shareholder or by their attorney authorized in writing or, if the Shareholder is a body corporate, by a duly authorized officer, attorney or representative thereof and deposited at the registered office of the Company at any time prior to 11:00 a.m. (Calgary time) on the last business day preceding the day of the Meeting, or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits the proxy is revoked. A proxy may also be revoked in any other manner permitted by law.

ADVICE TO BENEFICIAL SHAREHOLDERS

Shareholders who do not hold their shares in their own name ("Beneficial Shareholders") are advised that only proxies from Shareholders of record can be recognized and voted upon at the Meeting.

Only proxies deposited by Shareholders who are registered Shareholders (that is, Shareholders whose names appear on the records maintained by Odyssey Trust Company ("Odyssey"), the registrar and transfer agent for the Company), will be recognized and acted upon at the Meeting. Shares that are listed in an account statement provided to a Beneficial Shareholder by a broker, it is likely that those shares are not registered in the Shareholder's name, but rather the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Shares held by brokers (or their agents or nominees) on behalf of a broker's client can only be voted at the direction of the Beneficial Shareholder. Without specific instructions, brokers (or their agents and nominees) are prohibited from voting shares for the broker's clients. Subject to the following discussion in relation to NOBOs (as defined herein), the Company does not know for whose benefit the shares of the Company registered in the name of CDS & Co., a broker or another nominee, are held.

There are two categories of Beneficial Shareholders for the purposes of applicable securities regulatory policy in relation to the mechanism of dissemination to Beneficial Shareholders of proxy-related materials and other securityholder materials and the request for voting instructions from such Beneficial Shareholders. Non-objecting beneficial owners ("NOBOs") are Beneficial Shareholders who have advised their intermediary (such as brokers or other nominees) that they do not object to their intermediary disclosing ownership information to the Company, consisting of their name, address, e-mail address, securities holdings and preferred language of communication. Securities legislation restricts the use of that information to matters strictly relating to the affairs of the Company. Objecting beneficial owners ("OBOs") are Beneficial Shareholders who have advised their intermediary that they object to their intermediary disclosing such ownership information to the Company.

Pursuant to NI 54-101, the Company will distribute copies of the Notice Packages to intermediaries for onward distribution to Beneficial Shareholders. Intermediaries that receive the proxy-related materials are required to forward the proxy-related materials to Beneficial Shareholders unless such Beneficial Shareholder has waived the right to receive them. The Company is not paying for intermediaries to deliver copies of the Notice Packages to OBOs. Accordingly, OBOs will not receive copies of the Notice Package unless the OBO or its intermediary assumes the cost of delivery.

Applicable securities regulatory policy requires intermediaries, on receipt of Meeting Materials that seek voting instructions from Beneficial Shareholders indirectly, to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings on Form 54-101F7 - Request for Voting Instructions Made by Intermediaries ("Form 54-101F7"). Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting or any adjournment(s) or postponement(s) thereof. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered Shareholders; however, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder. Beneficial Shareholders who wish to appear in person and vote at the Meeting should be appointed as their own representatives at the Meeting in accordance with the directions of their intermediaries and Form 54-101F7. Beneficial Shareholders can also write the name of someone else whom they wish to attend at the Meeting and vote on their behalf. Unless prohibited by law, the person whose name is written in the space provided in Form 54-101F7 will have full authority to present matters to the Meeting and vote on all matters that are presented at the Meeting, even if those matters are not set out in Form 54-101F7 or this Information Circular. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge"). Broadridge typically mails a voting instruction form in lieu of the form of proxy. Beneficial Shareholders are requested to complete and return the voting instruction form to Broadridge by mail or facsimile. Broadridge will then provide aggregate voting instructions to Odyssey, which tabulates the results and provides appropriate instructions respecting the voting of shares to be represented at the Meeting or any adjournment or postponement thereof.

All references to Shareholders in this Information Circular and the accompanying proxy and Notice are to Shareholders of record unless specifically stated otherwise.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The solicitation of proxies involves securities of a foreign private issuer (as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act")) located in Canada and is being effected in accordance with the corporate law of the Province of British Columbia and applicable securities laws of the provinces and territories of Canada. The proxy solicitation rules under the Exchange Act are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of applicable securities laws of the provinces and territories of Canada. Shareholders should be aware that disclosure requirements under applicable securities laws of the provinces and territories of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely because the Company is a corporation existing under the laws of the Province of British Columbia. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to the jurisdiction of, or judgment by, a United States court.

MANNER OF VOTING AND EXERCISE OF DISCRETION BY PROXIES

The persons named in the enclosed proxy will vote or withhold from voting the shares in respect of which they are appointed in accordance with the direction of the Shareholders appointing them. In the absence of such direction, such shares will be voted FOR each of the matters identified in the Notice and described in this Information Circular.

The enclosed proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice and with respect to other matters which may properly come before the Meeting. As of the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice.

ATTENDANCE IN PERSON

The Company asks that Shareholders follow the current instructions and recommendations of federal, provincial and local health authorities when considering attending the Meeting. While it is not known what the situation with COVID-19 will be on the date of the Meeting, the Company will adhere to all government and public health authority recommendations and restrictions in order to support efforts to reduce the impact and spread of COVID-19. As such, in order to mitigate potential risks to the health and safety of our communities, Shareholders, employees and other stakeholders, the Company is urging all Shareholders to vote by proxy in advance of the Meeting and not to attend the Meeting in person unless and until all social distancing recommendations or restrictions have been lifted. The Company will follow the guidance and orders of government and public health authorities in that regard, including those restricting the size of public gatherings. In order to adhere to all government and public health authority recommendations, the Company notes that the Meeting will be limited to only the legal requirements for shareholder meetings and guests will not be permitted entrance unless legally required. If you will be legally entitled to attend the Meeting and plan on attending in person, please contact the Company (by emailing ir@alpsummit.com) to make appropriate arrangements.

Rather than attending in person, the Company encourages Shareholders to vote by proxy in advance of the Meeting and then access the Meeting via webinar. The webinar will be available at the following link https://www.gowebcasting.com/11840.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Company consists of (i) an unlimited number of Class A subordinate voting shares ("Subordinate Voting Shares" or "SVS"), (ii) an unlimited number of Class B multiple voting shares ("Multiple Voting Shares" or "MVS"), and (iii) an unlimited number of Class C proportionate voting shares ("Proportionate Voting Shares" or "PVS", and collectively with the SVS and MVS, the "Voting Shares"). As at May 6, 2022, there were 32,975,667 SVS, 8,748.47 MVS and 15,947.292 PVS, issued and outstanding. Holders of SVS are entitled to one (1) vote per share, holders of MVS are entitled to one hundred (100) votes per share and each holder of PVS is entitled to one thousand (1,000) votes per share. See "Description of Share Capital of the Company" below for further details.

As of the date of this Information Circular, to the knowledge of the directors and senior officers of the Company, no persons or companies beneficially own, directly or indirectly, or exercise control or direction over securities of the Company carrying more than ten percent (10%) of the voting rights attached to any class of voting securities of the Company, save and except:

Name	No. of Voting Shares Owned or Controlled(1)	Percentage of Outstanding Voting Shares(2)
Craig Perry	15,947.292 PVS 22,300 SVS	32.07%

Notes:

(1) The above information is based on information supplied to the Company by management of the Company and obtained through the System for Electronic Disclosure by Insiders (SEDI).

(2) Based on all Voting Shares being converted to SVS.

Description of Share Capital of the Company

The following is a summary of the rights, privileges, restrictions and conditions attached to the Subordinate Voting Share, Multiple Voting Shares and Preferred Voting Shares, but does not purport to be complete. Reference should be made to the articles of the Company and the full text of their provisions for a complete description thereof, which has been filed under the Company's profile on SEDAR at www.sedar.com.

Subordinate Voting Shares

Holders of Subordinate Voting Shares will be entitled to notice of and to attend any meeting of the shareholders of the Company, except a meeting at which only holders of another particular class or series of shares of the Company will have the right to vote. At each such meeting, holders of Subordinate Voting Shares will be entitled to one vote in respect of each Subordinate Voting Share held.

As long as any Subordinate Voting Shares remain outstanding, the Company will not, without the consent of the holders of the Subordinate Voting Shares by separate special resolution, prejudice or interfere with any right or special right attached to the Subordinate Voting Shares.

Holders of Subordinate Voting Shares will be entitled to receive as and when declared by the directors of the Company, dividends in cash or property of the Company. No dividend will be declared or paid on the Subordinate Voting Shares unless the Company simultaneously declares or pays: (i) a dividend on the Multiple Voting Shares in an amount per Multiple Voting Share equal to the amount of the dividend declared per Subordinate Voting Share, multiplied by one hundred (100); and (ii) a dividend on the Proportionate Voting Shares, in an amount per Proportionate Voting Share equal to the amount of the dividend declared per Subordinate Voting Share.

In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of Subordinate Voting Shares will, subject to the prior rights of the holders of any shares of the Company ranking in priority to the Subordinate Voting Shares, be entitled to participate rateably along with the holders of Multiple Voting Shares and Proportionate Voting Shares, with the amount of such distribution per Subordinate Voting Share equal to each of: (i) the amount of such distribution per Multiple Voting Share divided by one hundred (100); and (ii) the amount of such distribution per Proportionate Voting Share.

No subdivision or consolidation of the Subordinate Voting Shares, Multiple Voting Shares or Proportionate Voting Shares shall occur unless, simultaneously, the Subordinate Voting Shares, Multiple Voting Shares and Proportionate Voting Shares are simultaneously consolidated or subdivided utilizing the same divisor or multiplier.

As of May 6, 2022, there were 32,975,667 Subordinate Voting Shares issued and outstanding, which represent approximately 66.22% of the voting rights attached to outstanding securities of the Company.

Multiple Voting Shares

Holders of Multiple Voting Shares will be entitled to notice of and to attend any meeting of the shareholders of the Company, except a meeting at which only holders of another particular class or series of shares of the Company will have the right to vote. At each such meeting, holders of Multiple Voting Shares will be entitled to one hundred (100) votes per Multiple Voting Share held.

As long as any Multiple Voting Shares remain outstanding, the Company will not, without the consent of the holders of the Multiple Voting Shares and Proportionate Voting Shares by separate special resolution, prejudice or interfere with any right or special right attached to the Multiple Voting Shares. Consent of the holders of a majority of the outstanding Multiple Voting Shares and Proportionate Voting Shares shall be required for any action that authorizes or creates shares of any class having preferences superior to or on a parity with the Multiple Voting Shares. In connection with the exercise of the voting rights in respect of any such approvals, each holder of Multiple Voting Shares will have one vote in respect of each Multiple Voting Share held.

Holders of Multiple Voting Shares will be entitled to receive as and when declared by the directors of the Company, dividends, out of any cash or property, pari passu with the holders of Subordinate Voting Shares and Proportionate Voting Shares. The directors may declare no dividend payable in cash or property on the Multiple Voting Shares unless the directors simultaneously declare a dividend payable in cash or property on: (i) the Subordinate Voting Shares, in an amount equal to the amount of the dividend declared per Multiple Voting Share divided by one hundred (100); and (ii) on the Proportionate Voting Shares in an amount equal to the dividend declared per Multiple Voting Share divided by one hundred (100).

In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of Multiple Voting Shares will, subject to the prior rights of the holders of any shares of the Company ranking in priority to the Multiple Voting Shares, be entitled to participate rateably along with all other holders of Multiple Voting Shares, Subordinate Voting Shares and Proportionate Voting Shares (on an as-converted basis, assuming conversion of all Multiple Voting Shares and Proportionate Voting Shares into Subordinate Voting Shares at the applicable conversion ratio).

No subdivision or consolidation of the Subordinate Voting Shares, Multiple Voting Shares or Proportionate Voting Shares shall occur unless, simultaneously, the Subordinate Voting Shares, Multiple Voting Shares or Proportionate Voting Shares are subdivided or consolidated in the same manner or such other adjustment is made so as to maintain and preserve the relative rights of the holders of the shares of each of the said classes.

Each Multiple Voting Share shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Company or any transfer agent for such shares, into one hundred (100) Subordinate Voting Shares.

As of May 6, 2022, there were 8,748.47 Multiple Voting Shares issued and outstanding, which represent approximately 1.76% of the voting rights attached to outstanding securities of the Company.

Proportionate Voting Shares

Holders of Proportionate Voting Shares are entitled to notice of and to attend any meeting of the shareholders of the Company, except a meeting at which only holders of another particular class or series of shares of the Company will have the right to vote. At each such meeting, holders of Proportionate Voting Shares will be entitled to one thousand (1,000) votes in respect of each Proportionate Voting Share held.

As long as any Proportionate Voting Shares remain outstanding, the Company will not, without the consent of the holders of the Proportionate Voting Shares by separate special resolution, prejudice or interfere with any right or special right attached to the Proportionate Voting Shares. Additionally, consent of the holders of a majority of the outstanding Proportionate Voting Shares will be required for any action that authorizes or creates shares of any class having preferences superior to or on a parity with the Proportionate Voting Shares. In connection with the exercise of the voting rights in respect of any such approvals, each holder of Proportionate Voting Shares will have one vote in respect of each Proportionate Voting Share held.

Holders of Proportionate Voting Shares will be entitled to such dividends payable in cash or property of the Company as may be declared by the directors from time to time. The directors may declare no dividend payable in cash or property on the Proportionate Voting Shares unless the directors simultaneously declare a dividend payable in cash or property on: (i) the Subordinate Voting Shares, in an amount equal to the amount of the dividend declared per Proportionate Voting Share; and (ii) on the Multiple Voting Shares in an amount equal to the dividend declared per Proportionate Voting Share multiplied by one hundred (100).

In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of Proportionate Voting Shares will, subject to the prior rights of the holders of any shares of the Company ranking in priority to the Proportionate Voting Shares, be entitled to participate pari passu with the holders of Subordinate Voting Shares and Multiple Voting Shares, with the amount of such distribution per Proportionate Voting Share equal to each of: (i) the amount of such distribution per Subordinate Voting Share; and (ii) the amount of such distribution per Multiple Voting Share divided by one hundred (100).

No Proportionate Voting Share will be permitted to be transferred by the holder thereof without the prior written consent of the Board of Directors.

No subdivision or consolidation of the Subordinate Voting Shares, Multiple Voting Shares or Proportionate Voting Shares shall occur unless, simultaneously, the Subordinate Voting Shares, Multiple Voting Shares and Proportionate Voting Shares are simultaneously consolidated or subdivided utilizing the same divisor or multiplier.

Each Proportionate Voting Share shall automatically convert, without any action on the part of the holder thereof, into Subordinate Voting Shares on the basis of one Subordinate Voting Share for one Proportionate Voting Share on the date that the aggregate number of membership interests of Origination held by the holder of Proportionate Voting Shares together with its affiliates are reduced to a number which is less than seventy-five per cent (75%) of the aggregate number of membership interests of Origination held by such holder together with its affiliates on the date of completion of the Business Combination (as such term is defined in the Articles of the Company.

As of May 6, 2022, there are 15,947.292 Proportionate Voting Shares issued and outstanding, which represent approximately 32.02% of the voting rights attached to outstanding securities of the Company.

Coattail Provisions

As summarized below, the terms of the Subordinate Voting Shares, Multiple Voting Shares and Proportionate Voting Shares include take-over bid protective measures (i.e. coattail provisions).

Subordinate Voting Shares

In the event that an offer is made to purchase Multiple Voting Shares, and such offer is:

(a) required, pursuant to applicable securities legislation or the rules of any stock exchange on which: (i) the Multiple Voting Shares; or (ii) the Subordinate Voting Shares which may be obtained upon conversion of the Multiple Voting Shares; may then be listed, to be made to all or substantially all of the holders of Multiple Voting Shares in a province or territory of Canada to which the requirement applies; and

(b) not made to the holders of Subordinate Voting Shares for consideration per Subordinate Voting Share equal to 0.01 of the consideration offered per Multiple Voting Share,

each Subordinate Voting Share shall become convertible at the option of the holder into Multiple Voting Shares on the basis of one hundred (100) Subordinate Voting Shares for one (1) Multiple Voting Share; at any time while such offer is in effect until one day after the time prescribed by applicable securities legislation or stock exchange rules for the offeror to take up and pay for such shares as are to be acquired pursuant to such offer. Fractions of Multiple Voting Shares may be issued in respect of any amount of Subordinate Voting Shares in respect of which the conversion right is exercised which is less than one hundred (100). This conversion right may only be exercised for the purpose of depositing the Multiple Voting Shares acquired upon conversion under such offer, and for no other reason. If this conversion right is exercised, the Company will ensure that the transfer agent for the Subordinate Voting Shares shall deposit under such offer the Multiple Voting Shares acquired upon conversion, on behalf of the holder.

In the event that an offer is made to purchase Proportionate Voting Shares, and such offer is:

(a) required, pursuant to applicable securities legislation or the rules of any stock exchange on which: (i) the Proportionate Voting Shares; or (ii) the Subordinate Voting Shares which may be obtained upon conversion of the Proportionate Voting Shares; may then be listed, to be made to all or substantially all of the holders of Proportionate Voting Shares in a province or territory of Canada to which the requirement applies; and

(b) not made to the holders of Subordinate Voting Shares for consideration per Subordinate Voting Share equal to the consideration offered per Proportionate Voting Share,

each Subordinate Voting Share shall become convertible at the option of the holder into a Proportionate Voting Share on the basis of one (1) Subordinate Voting Share for one (1) Proportionate Voting Share, at any time while such offer is in effect until one day after the time prescribed by applicable securities legislation or stock exchange rules for the offeror to take up and pay for such shares as are to be acquired pursuant to such offer. This conversion right may only be exercised for the purpose of depositing the Proportionate Voting Shares acquired upon conversion under such offer, and for no other reason. If this conversion right is exercised, the Company will ensure that the transfer agent for the Subordinate Voting Shares shall deposit under such offer the Proportionate Voting Shares acquired upon conversion, on behalf of the holder.

Multiple Voting Shares

In the event that an offer is made to purchase Subordinate Voting Shares, and such offer is:

(a) required, pursuant to applicable securities legislation or the rules of any stock exchange on which: (i) the Multiple Voting Shares; or (ii) the Subordinate Voting Shares which may be obtained upon conversion of the Multiple Voting Shares; may then be listed, to be made to all or substantially all of the holders of Subordinate Voting Shares in a province or territory of Canada to which the requirement applies; and

(b) not made to the holders of Multiple Voting Shares for consideration per Multiple Voting Share equal to 100 times the consideration offered per Subordinate Voting Share,

each Multiple Voting Share shall become convertible at the option of the holder into Subordinate Voting Shares on the basis of one hundred (100) Subordinate Voting Shares for one (1) Multiple Voting Share, at any time while such offer is in effect until one day after the time prescribed by applicable securities legislation or stock exchange rules for the offeror to take up and pay for such shares as are to be acquired pursuant to such offer. This conversion right may only be exercised for the purpose of depositing the Subordinate Voting Shares acquired upon conversion under such offer, and for no other reason. If this conversion right is exercised, the Company will ensure that the transfer agent for the Multiple Voting Shares shall deposit under such offer the Subordinate Voting Shares acquired upon conversion, on behalf of the holder.

In the event that an offer is made to purchase Proportionate Voting Shares, and such offer is:

(a) required, pursuant to applicable securities legislation or the rules of any stock exchange on which: (i) the Proportionate Voting Shares; or (ii) the Subordinate Voting Shares which may be obtained upon conversion of the Proportionate Voting Shares; may then be listed, to be made to all or substantially all of the holders of Proportionate Voting Shares in a province or territory of Canada to which the requirement applies; and

(b) not made to the holders of Multiple Voting Shares for consideration per Multiple Voting Share equal to 100 times the consideration offered per Proportionate Voting Share,

each Multiple Voting Share shall become convertible at the option of the holder into Proportionate Voting Shares on the basis of one hundred (100) Proportionate Voting Shares for one (1) Multiple Voting Share, at any time while such offer is in effect until one day after the time prescribed by applicable securities legislation or stock exchange rules for the offeror to take up and pay for such shares as are to be acquired pursuant to such offer. This conversion right may only be exercised for the purpose of depositing the Proportionate Voting Shares acquired upon conversion under such offer, and for no other reason. If this conversion right is exercised, the Company will ensure that the transfer agent for the Multiple Voting Shares shall deposit under such offer the Proportionate Voting Shares acquired upon conversion, on behalf of the holder.

Proportionate Voting Shares

In the event that an offer is made to purchase Subordinate Voting Shares, and such offer is:

(a) required, pursuant to applicable securities legislation or the rules of any stock exchange on which: (i) the Proportionate Voting Shares; or (ii) the Subordinate Voting Shares which may be obtained upon conversion of the Multiple Voting Shares; may then be listed, to be made to all or substantially all of the holders of Subordinate Voting Shares in a province or territory of Canada to which the requirement applies; and

(b) not made to the holders of Proportionate Voting Shares for consideration per Proportionate Voting Share equal to the consideration offered per Subordinate Voting Share,

each Proportionate Voting Share shall become convertible at the option of the holder into a Subordinate Voting Share on the basis of one (1) Subordinate Voting Share for one (1) Proportionate Voting Share, at any time while such offer is in effect until one day after the time prescribed by applicable securities legislation or stock exchange rules for the offeror to take up and pay for such shares as are to be acquired pursuant to such offer. This conversion right may only be exercised for the purpose of depositing the Proportionate Voting Shares acquired upon conversion under such offer, and for no other reason. If this conversion right is exercised, the Company will ensure that the transfer agent for the Proportionate Voting Shares shall deposit under such offer the Subordinate Voting Shares acquired upon conversion, on behalf of the holder.

In the event that an offer is made to purchase Multiple Voting Shares, and such offer is:

(a) required, pursuant to applicable securities legislation or the rules of any stock exchange on which: (i) the Multiple Voting Shares; or (ii) the Subordinate Voting Shares which may be obtained upon conversion of the Multiple Voting Shares; may then be listed, to be made to all or substantially all of the holders of Multiple Voting Shares in a province or territory of Canada to which the requirement applies; and

(b) not made to the holders of Proportionate Voting Shares for consideration per Proportionate Voting Share equal to 0.01 of the consideration offered per Multiple Voting Share,

each Proportionate Voting Share shall become convertible at the option of the holder into Multiple Voting Shares on the basis of one hundred (100) Proportionate Voting Shares for one (1) Multiple Voting Share, at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation or stock exchange rules for the offeror to take up and pay for such shares as are to be acquired pursuant to such offer. Fractions of Multiple Voting Shares may be issued in respect of any amount of Proportionate Voting Shares in respect of which the conversion right is exercised which is less than one hundred (100). This conversion right may only be exercised for the purpose of depositing the Multiple Voting Shares acquired upon conversion under such offer, and for no other reason. If this conversion right is exercised, the Company will ensure that the transfer agent for the Proportionate Voting Shares shall deposit under such offer the Multiple Voting Shares acquired upon conversion, on behalf of the holder.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED ON

Except as disclosed herein, management is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or executive officer of the Company or any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting other than the election of directors.

APPROVAL OF MATTERS

In order to approve a motion proposed at the Meeting, a majority of not less than 50.01% of the votes cast will be required unless the motion requires a special resolution, in which case a majority of not less than two-thirds of the votes cast will be required. In the event a motion proposed at the Meeting requires disinterested Shareholder approval, Voting Shares held by Shareholders who are also "insiders", as such term is defined under applicable securities laws, will be excluded from the count of votes cast on such motion.

MATTERS TO BE ACTED UPON AT THE MEETING

To the knowledge of the Company's board of directors (the "Board"), the only matters to be brought before the Meeting are those matters set forth in the accompanying Notice.

1. FINANCIAL STATEMENTS AND AUDITORS' REPORTS

At the Meeting, Shareholders will consider the financial statements of the Company for the financial years ended December 31, 2021 and December 31, 2020, and the auditor's reports thereon, but no vote by the Shareholders with respect thereto is required or proposed to be taken. The financial statements and additional information concerning the Company are available under the Company's profile at www.sedar.com.

2. FIXING THE NUMBER OF DIRECTORS

At the Meeting, the management of the Company proposes to elect five (5) directors. The term of office for each director shall continue to hold office until the next annual meeting of the Shareholders or until the election of a successor, unless a director resigns, or a director's office becomes vacant by other cause.

Shareholders will be asked to consider and, if deemed appropriate, to pass the following ordinary resolution:

"BE IT RESOLVED that:

the number of directors to be elected at the Meeting to hold office for the ensuing year or otherwise as authorized by the Shareholders of the Company be and is hereby fixed at five (5)."

The Board recommends that Shareholders vote in favour of the resolution set out above.

It is the intention of the management designees, if named as proxy, to vote "FOR" the resolution fixing the number of directors to be elected at the meeting at five (5) unless otherwise directed.

3. ELECTION OF DIRECTORS

At the Meeting, Shareholders will be asked to approve the election of the directors of the Company (the "Director Election Resolution"). Each director of the Company is elected annually and holds office until the next annual general meeting of Shareholders or until their successor is duly elected or appointed, unless their office is earlier vacated in accordance with the Articles of the Company. The following table sets forth the names of the five (5) persons proposed to be nominated for election as directors (the "Board Nominees"), each Board Nominee's municipality of residence, principal occupation at the present and during the preceding five (5) years, and the number and class of shares of the Company that the nominee has advised are beneficially owned by the nominee, directly or indirectly, or over which control or direction is exercised, as of the date hereof.

Name and Municipality of Residence	Director of the Company Since	Principal Occupation over Last Five (5) Years	Voting Shares of the Company Beneficially Owned Directly or Indirectly(1)
Craig Perry (2) Nashville, Tennessee, USA	September 7, 2021	Chief Executive Officer of the Company; President and Chief Executive Officer of HB2 Origination, LLC ("Origination")	15,947.292 PVS 22,300 SVS
Darren Tangen (2)(3)(4) Los Angeles, California, USA	September 7, 2021	Former President and Chief Financial Officer of Colony Capital, Inc. (now known as DigitalBridge Group, Inc.)	824,326 SVS

Name and Municipality of Residence	Director of the Company Since	Principal Occupation over Last Five (5) Years	Voting Shares of the Company Beneficially Owned Directly or Indirectly(1)
Stephen Schaefer (2)(3)(4)(5) Stuart, Florida, USA	September 7, 2021	Member of board of directors of Just Energy Group Inc.; Chairman of the board of directors of each of GenOn Holdings, Inc. and TexGen Power, LLC	1,066,236 SVS
Porter Collins (5) Houston, Texas, USA	September 7, 2021

Co-founder and portfolio manager of Seawolf Capital LLC; member of the board of directors of the Emily Hall Tremaine Foundation, the National Rowing Foundation and the Stewards of Power Ten New York, Inc.

962,352 SVS
Agenia Clark (2)(3)(5) Brentwood, Tennessee, USA	September 7, 2021	CEO of Girl Scouts of Middleton Tennessee; Chair of the Risk Committee for FirstBank Holdings	Nil

Notes:

(1) The information as to shares beneficially owned, directly or indirectly, not being within the knowledge of the Company, has been furnished by the respective Board Nominees individually.

(2) Member of the Company's compensation committee (the "Compensation Committee").

(3) Member of the Company's Audit Committee.

(4) Member of the Reserves Committee.

(5) Member of the Company's corporate governance and nominating committee.

Description of Each Board Nominee's Activities

Craig Perry: Mr. Perry is currently the Chief Executive Officer of the Company. Mr. Perry has experience as both an operator and investor across a variety of industries including energy, real estate and retail. Mr. Perry is an owner of Cortland Partners, a multifamily real estate company. Mr. Perry has held senior investment roles at Panning Capital, Sabretooth Capital, Swiss Re and Credit Suisse with a focus on equities and distressed credit. He has previously served as a board member for Brookfield's DTLA Office Trust and Cortland Partners. Mr. Perry graduated summa cum laude from Princeton University with an A.B. in Economics.

Darren Tangen: Mr. Tangen has three decades of real estate, finance and investment experience as the former President and Chief Financial Officer of Colony Capital, Inc. (now known as DigitalBridge Group, Inc.; NYSE: DBRG). At Colony, he led the formation and successful growth of numerous businesses including its opportunistic credit business (Colony Financial, Inc.), single family homes for rent, and light industrial real estate platforms. Mr. Tangen holds a B.Com. from McGill University and MBA from The Wharton School (University of Pennsylvania).

Stephen Schaefer: Mr. Schaefer has over three decades of energy, investment and private equity experience. He currently serves as a member of the board of directors of Just Energy Group Inc., where he is the chairman of the audit committee. He also serves as chairman of the board of each of GenOn Holdings, Inc. and TexGen Power, LLC. Previously, he was a partner at Riverstone Holdings, where he was primarily responsible for power and renewables. Mr. Schaefer is Chartered Financial Analyst and received his B.S., magna cum laude in Finance and Accounting from Northeastern University in 1987.

Porter Collins: Mr. Collins is co-founder and portfolio manager of Seawolf Capital LLC, an equity hedge fund. Prior to Seawolf, he was senior analyst and a partner of the FrontPoint Financial Services Fund, which was profiled in Michael Lewis's book "The Big Short". Earlier in his career, Mr. Collins was a financial services analyst and a retail/consumer analyst at Chilton Investment Co., Inc. and an analyst at Goldman Sachs. Mr. Collins is a member of the Board of the Emily Hall Tremaine Foundation, the Board of Directors of the National Rowing Foundation and the Board of Stewards of Power Ten New York, Inc. Mr. Collins was a member of the U.S. Olympic rowing team in 1996 and 2000 and earned an A.B. from Brown University.

Agenia W. Clark, EdD: Dr. Clark has more than 10 years of experience serving on corporate boards. She's currently the Chair of the Risk Committee for FirstBank Holdings (NYSE:FBK) and is the former Chair, Compensation Committee. Additionally, Dr. Clark was a founding director for Avenue Bank Holdings (NASDAQ:AVNU), when the bank started as a private holding company, pre-IPO and was later acquired and merged with another Nashville community bank. Dr. Clark is currently a trustee for Simmons University (Boston, MA) and a trustee for the Ayers Foundation. She has been recognized as one of Nashville's most influential leaders and is the CEO, Girl Scouts of Middle Tennessee. Dr. Clark has a doctorate of education, Vanderbilt University and her Bachelor of Science and her Master of Business Administration from the University of Tennessee, Knoxville.

It is the intention of the management designees, if named as proxy, to vote "FOR" the Director Election Resolution unless otherwise directed. Management has no reason to believe that any of the Board Nominees will be unable to serve as a director but, if a nominee is for any reason unavailable to serve as a director, proxies in favour of management will be voted in favour of the remaining nominees and may be voted for a substitute nominee unless the shareholder has specified in the proxy that his, her or its shares are to be withheld from voting in respect of the Director Election Resolution.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No proposed Board Nominee is, or has been within the past ten years, a director, chief executive officer or chief financial officer of any company that:

(a) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the company access to any exemptions under securities legislation, and that was in effect for a period of more than 30 consecutive days, while such person was acting in the capacity as director, chief executive officer or chief financial officer; or

(b) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the company access to any exemptions under securities legislation, and that was in effect for a period of more than 30 consecutive days, that was issued after that individual ceased to be a director or chief executive officer or chief financial officer and which resulted from an event that occurred while such person was acting in a capacity as a director, chief executive officer or chief financial officer.

Except as described below, no proposed Board Nominee, within the ten years prior to the date of this Information Circular, has been a director or executive officer of any company that, while such person was acting in that capacity or within a year of that individual ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Mr. Schaefer is a director of Just Energy Group Inc., which received creditor protection on March 9, 2021 via an Initial Order under the Companies' Creditors Arrangement Act from the Ontario Superior Court of Justice (Commercial List) and received creditor protection under Chapter 15 of the Bankruptcy Code in the United States. In addition, Mr. Schaefer was a director of Green Earth Fuels, LLC, a biodiesel company, when it filed for Chapter 7 bankruptcy under the U.S. Bankruptcy Code with the Texas Southern Bankruptcy Court in 2015. Mr. Schaefer was also a director of AmaizeinglyGreen Products GP Ltd., an ethanol company, when it was placed into receivership under the Bankruptcy and Insolvency Act pursuant to an order of the Ontario Superior Court of Justice in December 2012 (with the receiver being discharged in May 2014).

Individual Bankruptcies

No proposed Board Nominee is or has, within the ten years prior to the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Penalties

No proposed Board Nominee has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

4. AUDITOR RESOLUTION

At the Meeting, the Shareholders will be asked to approve the re-appointment of Weaver and Tidwell, LLP as auditor of the Company to act until the next annual meeting of Shareholders and to authorize the Board to fix their remuneration (the "Auditor Resolution").

It is the intention of the management designees, if named as proxy, to vote "FOR" the Auditor Resolution unless otherwise directed.

As the Company announced on December 23, 2022, RSM Alberta LLP resigned as auditor and the Company appointed Weaver and Tidwell, LLP as the Company's independent registered public accounting firm for the year ending December 31, 2021 effective December 22, 2021. In accordance with NI 51-102, the Company filed a Notice of Change of Auditor, which is attached as Schedule "A" to this Information Circular.

STATEMENT OF EXECUTIVE COMPENSATION

The Company's Statement of Executive Compensation, in accordance with the requirements of Form 51-102F6V - Statement of Executive Compensation - Venture Issuers, is set forth below, which contains information about the compensation paid to, or earned by, the Company's Chief Executive Officer, Chief Financial Officer and the next most highly compensated executive officer of the Company earning more than CDN$150,000.00 in total compensation during the financial year ended December 31, 2021 (the "Named Executive Officers" or "NEOs"). Based on the foregoing, Craig Perry, the Chief Executive Officer of the Company, Darren Moulds, the Chief Financial Officer of the Company, Richard Paolone, the former Chief Executive Officer of the Company, Matthew Fish, the former Chief Financial Officer of the Company, and Michael McCoy, the Chief Operating Officer of the Company, are the Company's only Named Executive Officers as at December 31, 2021.

Compensation Discussion and Analysis

This compensation discussion and analysis describes and explains the Company's policies and practices with respect to the 2021 compensation of its named executive officers.

Compensation Philosophy, Objectives and Process

The primary goal of the Company's executive compensation process is to attract and retain the key executives necessary for its long term success, to encourage executives to further the development of the Company and its operations, and to motivate top quality and experienced executives. The Company does not have a formal compensation program. The Board meets to discuss and determine management compensation, without reference to formal objectives, criteria or analysis. The general objectives of the Company's general compensation strategy are to (a) compensate management in a manner that encourages and rewards a high level of performance and results with a view to increasing long-term shareholder value; (b) align management's interests with the long-term interests of shareholders; and (c) provide a compensation package that is commensurate with other junior oil and gas producers to enable the Company to attract and retain talent. The Board, as a whole, ensures that total compensation paid to all NEOs is fair and reasonable. The Board relies on the experience of its members, as officers and directors with other junior oil and gas producers, in assessing compensation levels.

Analysis of Elements

The executive compensation program consists of three components: (a) base compensation in the form of salary; (b) incentive bonuses in the form of cash payments; and (c) long-term compensation in the form of stock options, RSUs and DSUs. For the NEOs, the stock option, RSU and DSU component is an essential part of their compensation. Neither the Board nor a committee thereof considered the implications of the risks associated with the Company's compensation policies and practices.

Base Compensation and Incentive Bonuses

Base compensation for executive officers of the Company is set annually, having regard to the individual's job responsibilities, contribution, experience and proven or expected performance, as well as to market conditions. In setting base compensation levels, consideration is to be given to such factors as level of responsibility, experience and expertise in addition to the policies of the TSX Venture Exchange (the "TSXV"). Subjective factors such as leadership, commitment and attitude are also to be considered.

Incentive bonuses, in the form of cash payments, are designed to add a variable component of compensation based on corporate and individual performance for executive officers.

Stock Options, RSUs and DSUs

To provide a long-term component to the executive compensation program, executive officers of the Company are eligible to receive stock options, RSUs and DSUs. The maximization of shareholder value is encouraged by granting stock options, RSUs and DSUs since such grants provide an incentive to eligible persons to further the development, growth and profitability of the Company. Consideration will be given to granting stock options, RSUs and DSUs amongst the various organizational levels of management, including directors, officers and certain consultants. The CEO makes recommendations to the Board for the CFO and other key employees. These recommendations are to take into account factors, such as awards made in previous years, the number of stock options, RSUs and DSUs outstanding per individual and the level of responsibility. The Board, as a whole, determines the stock options, RSUs and RSUs to be issued to the CEO.

Director and Named Executive Officer Compensation, Excluding Compensation Securities

The following table sets out all compensation paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, by the Company to each NEO, in any capacity, and each director, during the two most recently completed financial years ending December 31, 2020 and 2021.

Table of Compensation Excluding Compensation Securities
Name and position	Year	Salary, consulting fee, retainer, or commission ($)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites ($)	Value of all other compensation ($)	Total compensation ($)
Craig Perry, Chief Executive Officer & Director(1)	2021	153,846	Nil	Nil	Nil	Nil	153,846
	2020	Nil	Nil	Nil	Nil	Nil	Nil
Darren Moulds, Chief Financial Officer(2)	2021	61,538	100,000	Nil	Nil	Nil	161,538
	2020	Nil	Nil	Nil	Nil	Nil	Nil
Richard Paolone, Former Chief Executive Officer(3)	2021	Nil	Nil	Nil	Nil	Nil	Nil
	2020	Nil	Nil	Nil	Nil	Nil	Nil
Matthew Fish, Former Chief Financial Officer(4)	2021	Nil	Nil	Nil	Nil	Nil	Nil
	2020	C10,000	Nil	Nil	Nil	Nil	C10,000
Michael McCoy, Chief Operating Officer(5)	2021	106,538	500,000	Nil	Nil	Nil	606,538
	2020	Nil	Nil	Nil	Nil	Nil	Nil
Agenia Clark, Director(6)	2021	Nil	Nil	Nil	Nil	Nil	Nil
	2020	Nil	Nil	Nil	Nil	Nil	Nil
Porter Collins, Director(7)	2021	Nil	Nil	Nil	Nil	Nil	Nil
	2020	Nil	Nil	Nil	Nil	Nil	Nil
Stephen Schaefer, Director(8)	2021	Nil	Nil	Nil	Nil	Nil	Nil
	2020	Nil	Nil	Nil	Nil	Nil	Nil
Darren Tangen, Director(9)	2021	Nil	Nil	Nil	Nil	Nil	Nil
	2020	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1) Mr. Craig Perry was appointed as Chief Executive Officer and elected as a director effective September 7, 2021. See "- Employment Agreements, Termination and Change of Control Benefits" for more information.

(2) Mr. Darren Moulds was appointed as Chief Financial Officer effective September 7, 2021. See "- Employment Agreements, Termination and Change of Control Benefits" for more information.

(3) Mr. Richard Paolone resigned as Chief Executive Officer and a director of the Company effective September 7, 2021.

(4) Mr. Matthew Fish resigned as Chief Financial Officer and a director of the Company effective September 7, 2021.

(5) Mr. Michael McCoy was appointed as Chief Operating Officer effective September 7, 2021. See "- Employment Agreements, Termination and Change of Control Benefits" for more information.

(6) Ms. Agenia Clark was elected as a director effective September 7, 2021.

(7) Mr. Porter Collins was elected as a director effective September 7, 2021.

(8) Mr. Stephen Schaefer was elected as a director effective September 7, 2021.

(9) Mr. Darren Tangen was elected as a director effective September 7, 2021.

Stock Options and Other Compensation Securities

During the financial year ended December 31, 2021, the Company made the following issuances of compensation securities:

Compensation Securities
Name and position	Type of compensation security	Number of compensation securities / Number of underlying securities(1) / Percentage of class(2)	Date of issue or grant (mm/dd/yy)	Issue, conversion, or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at year end ($)	Expiry Date (mm/dd/yy)
Craig Perry, Chief Executive Officer & Director	Options	1,621,223(3) / 4.30%	12/14/21	$3.56	$3.60	$4.01	12/14/31
Darren Moulds, Chief Financial Officer	Options	57,765(4) / 0.15%	12/14/21	$3.56	$3.60	$4.01	12/14/31
	RSUs	82,500(5) 0.22%	12/14/21	N/A	$3.60	$4.01	N/A
Michael McCoy, Chief Operating Officer	Options	192,550(6) / 0.51%	12/14/21	$3.56	$3.60	$4.01	12/14/31
	RSUs	75,000(7) 0.20%	12/14/21	N/A	$3.60	$4.01	N/A
Agenia Clark, Director	DSUs	36,517(8) / 0.10%	12/14/21	N/A	$3.60	$4.01	N/A
Porter Collins, Director	DSUs	30,899(8) / 0.08%	12/14/21	N/A	$3.60	$4.01	N/A
Stephen Schaefer, Director	DSUs	36,517(8) / 0.10%	12/14/21	N/A	$3.60	$4.01	N/A
Darren Tangen, Director	Options	192,550(6) / 0.51%	12/14/21	$3.56	$3.60	$4.01	12/14/31
	DSUs	33,708(8) / 0.09%	12/14/21	N/A	$3.60	$4.01	N/A
	RSUs	206,250(7) 0.55%	12/14/21	N/A	$3.60	$4.01	N/A

Notes:

(1) All compensation securities are exercisable for Subordinate Voting Shares on a one-for-one basis.

(2) Includes all issued and outstanding Subordinate Voting Shares on an as converted basis.

(3) 1,000,000 options vested on December 14, 2021, 207,074 to vest on December 14, 2022, 207,074 to vest on December 14, 2023, and 2017,075 to vest on December 14, 2024.

(4) 19,255 Options to vest on December 14, 2022, 19,255 Options to vest on December 14, 2023, and 19,255 Options to vest on December 14, 2024.

(5) 100% to vest on September 1, 2022.

(6) 48,138 Options vested on December 14, 2021, 48,138 Options to vest on December 14, 2022, 48,138 Options to vest on December 14, 2023, and 48,136 Options to vest on December 14, 2024.

(7) 100% vested on January 3, 2022.

(8) 100% to vest on June 1, 2022.

Exercise of Compensation Securities by Directors and NEOs

No NEO or director of the Company exercised any compensation securities during the financial year ended December 31, 2021.

Stock Options and Other Incentive Plans

The Company has in place each of the following equity incentive plans: (i) a long-term equity-based incentive plan (the "Equity Incentive Plan") which was approved by the Shareholders on May 25, 2021; and (ii) a deferred share unit plan (the "DSU Plan") which was approved by the Shareholders on May 25, 2021.

Summary of the Equity Incentive Plan

The principal features of the Equity Incentive Plan are summarized below.

Purpose

The purpose of the Equity Incentive Plan is to enable the Company and its affiliated companies to: (i) attract and retain employees, officers, consultants, advisors, independent contractors and directors capable of assuring the future success of the Company, (ii) to offer such persons incentives to put forth maximum efforts, and (iii) to compensate such persons through various stock and cash-based arrangements and provide them with opportunities for stock ownership, thereby aligning the interests of such persons and shareholders.

The Equity Incentive Plan permits the grant of (i) nonqualified stock options ("NQSOs") and incentive stock options ("ISOs", collectively with NQSOs, "Options"), (ii) stock appreciation rights ("SARs"), (iii) restricted stock awards; (iv) restricted stock units ("RSUs"), (v) performance awards and (vi) dividend equivalents, which are referred to herein collectively as "Awards," as more fully described below.

Eligibility

Any of the Company's employees, officers, directors, consultants, independent contractors and advisors (who are natural persons), are eligible to participate in the Equity Incentive Plan if selected by the Compensation Committee of the Company (the "Participants"). The basis of participation of an individual under the Equity Incentive Plan, and the type and amount of any Award that an individual will be entitled to receive under the Equity Incentive Plan, will be determined by the Compensation Committee based on the nature of the services rendered by the respective Participants, their present and potential contributions to the success of the Company and/or such other factors as the Compensation Committee, in its discretion, shall deem relevant, and therefore cannot be determined in advance.

An ISO may only be granted to full-time or part-time employees (which includes, without limitation, officers and directors who are also employees), and an ISO shall not be granted to an employee of an affiliate of the Company unless such affiliate is also a "subsidiary corporation" of the Company within the meaning of Section 424(f) of the United States Internal Revenue Code of 1986, as amended (the "Code") or any successor provision.

Shares Available for Awards

The maximum number of SVS that may be issued under all Awards under the Equity Incentive Plan is 6,213,263, subject to adjustment as provided in the Equity Incentive Plan. Notwithstanding the foregoing, the maximum number of SVS that may be issued in respect of Awards that are not Options under the Equity Incentive Plan is 3,358,521. Any shares subject to an Award under the Equity Incentive Plan that are forfeited, cancelled, expire unexercised, are settled in cash, or are used or withheld to satisfy tax withholding obligations of a Participant shall again be available for Awards under the Equity Incentive Plan.

For so long as, the Company is listed on the TSXV, the aggregate Award or Awards granted to (i) any one person in any one-year period shall not exceed 5% of the total number of SVS outstanding at the date of grant, and (ii) any consultant (as defined in the TSXV policies) in any one-year period shall not exceed 2% of the total number of SVS outstanding at the date of grant. Options are the only Awards that may be granted to persons retained to provide investor relations activities (as defined in the TSXV policies) and the aggregate number of Options granted shall not exceed 2% of the total number of SVS in any one-year period, calculated at the date of such grant, and any Options must vest in stages of a period of not less than 12 months with no more than ¼ of the Options vesting in any three month period. The foregoing Award limitations shall apply to the aggregate Award or Awards granted to Participants, even if such Awards do not entitle the holder thereof to receive or purchase SVS and such Awards are not counted against the aggregate number of SVS available for Awards under the Equity Incentive Plan.

For the purposes of the Equity Incentive Plan, references to the number of outstanding SVS include the number of SVS issuable on conversion of all outstanding MVS and PVS.

In the event that any dividend (other than a regular cash dividend) or other distribution (whether in the form of cash, SVS, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of SVS or other securities of the Company, issuance of warrants or other rights to purchase SVS or other securities of the Company or other similar corporate transaction or event affects the SVS such that an adjustment is necessary in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Equity Incentive Plan, then the Compensation Committee shall, in such manner as it may deem equitable, without the receipt of consideration by the Company, adjust any or all of (i) the number and type of shares (or other securities or other property) that thereafter may be made the subject of Awards, (ii) the number and type of shares (or other securities or other property) subject to outstanding Awards, and (iii) the purchase price or exercise price with respect to any Award; provided, however, that the number of shares covered by any Award or to which such Award relates shall always be a whole number.

Awards

(a) Options

The Compensation Committee is authorized to grant Options to purchase SVS or MVS that are either ISOs meaning they are intended to satisfy the requirements of Section 422 of the Code, or NQSOs, meaning they are not intended to satisfy the requirements of Section 422 of the Code. Options granted under the Equity Incentive Plan will be subject to the terms and conditions established by the Compensation Committee. Under the terms of the Equity Incentive Plan, unless, in respect of Participants who are not residents of Canada for purposes of the Income Tax Act (Canada) and not subject to taxation under the Income Tax Act (Canada) with respect to such Option, the Compensation Committee determines otherwise in the case of an Option granted in substitution for another Option in connection with a corporate transaction, the exercise price of the Options will not be less than the fair market value (as determined under the Equity Incentive Plan) of the SVS (or MVS, if applicable) at the time of grant. Options granted under the Equity Incentive Plan will be subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by the Compensation Committee and specified in the applicable award agreement. The maximum term of an option granted under the Equity Incentive Plan will be ten years from the date of grant, provided, however, that any Options held by a Participant who ceases to be an eligible person must only be exercisable to the extent that the Options are entitled to be exercised and only for a reasonable period following the date that the Participant ceases to be in such role as determined by the Compensation Committee and which shall not exceed 12 months. Notwithstanding the foregoing, in the event that the expiry date of an Option falls within a trading blackout period imposed by the Company (a "Blackout Period"), and neither the Company nor the individual in possession of the Options is subject to a cease trade order in respect of the Company's securities, then, except with respect to ISOs the expiry date of such Option shall be automatically extended to the 10th business day following the end of the Blackout Period.

Additional provisions set forth in the Equity Incentive Plan shall apply to the grant of ISOs, including but not limited to with respect to 3,358,521 being the maximum number of SVS that may be issued pursuant to ISOs during the term of the Equity Incentive Plan.

Payment in respect of the exercise of an Option may be made in cash, SVS (actually or by attestation), other securities, other Awards or other property, or any combination thereof (at their fair market value on the date of exercise), provided, however, that if, and so long as, cashless exercises are not permitted by the policies of the TSXV, the only method and form of payment of the exercise price shall be cash, bank draft or certified cheque. Additional minimum provisions set forth in the Equity Incentive Plan shall apply to awards granted to California participants if such award is granted in reliance on Section 25102(o) of the California Corporations Code.

(b) Stock Appreciation Rights

An SAR entitles the recipient to receive, upon exercise of the SAR, the increase in the fair market value of a specified number of SVS or MVS, as applicable, from the date of the grant of the SAR and the date of exercise. Any grant may specify a vesting period or periods before the SAR may become exercisable and permissible dates or periods on or during which the SAR shall be exercisable. Upon a Participant's termination of service, the same general conditions applicable to Options as described above would be applicable to the SAR. For so long as the Company is listed on the TSXV, all SARs shall be settled in cash.

(c) Restricted Stock

A restricted stock award is a grant of SVS or MVS, as applicable, which are subject to forfeiture restrictions during a restriction period. The Compensation Committee will determine the price, if any, to be paid by the Participant for each SVS or MVS, as applicable, subject to a restricted stock award. The Compensation Committee may condition the expiration of the restriction period, if any, upon: (i) the Participant's continued service over a period of time with the Company or its affiliates; (ii) the achievement by the Participant, the Company or its affiliates of any other performance goals set by the Compensation Committee; or (iii) any combination of the above conditions as specified in the applicable award agreement. If the specified conditions are not attained, the Participant will forfeit the portion of the restricted stock award with respect to which those conditions are not attained, and the underlying SVS will be forfeited. At the end of the restriction period, if the conditions, if any, have been satisfied, the restrictions imposed will lapse with respect to the applicable number of SVS. During the restriction period, unless otherwise provided in the applicable award agreement, a Participant will have the right to vote the shares underlying the restricted stock; however, all dividends will remain subject to restriction until the stock with respect to which the dividend was issued lapses. The Compensation Committee may, in its discretion, accelerate the vesting and delivery of shares of restricted stock. Unless otherwise provided in the applicable award agreement or as may be determined by the Compensation Committee, upon a Participant's termination of service with the Company, the unvested portion of a restricted stock award will be forfeited.

(d) RSUs

RSUs are granted in reference to a specified number of SVS or MVS, as applicable, and entitle the holder to receive, on achievement of specific performance goals established by the Compensation Committee, after a period of continued service with the Company or its affiliates or any combination of the above as set forth in the applicable award agreement, one SVS or MVS for each such SVS or MVS, as applicable, covered by the RSU; provided, that the Compensation Committee may elect to pay cash, or part cash and part SVS or MVS in lieu of delivering only SVS or MVS, as applicable. The Compensation Committee may, in its discretion, accelerate the vesting of RSUs. Unless otherwise provided in the applicable award agreement or as may be determined by the Compensation Committee, upon a Participant's termination of service with the Company, the unvested portion of the RSUs will be forfeited.

(e) Performance Awards

A performance award granted under the Equity Incentive Plan (i) may be denominated or payable in cash, SVS or MVS (including, without limitation, restricted stock and RSUs), other securities, other Awards or other property and (ii) shall confer on the holder thereof the right to receive payments, in whole or in part, upon the achievement of one or more objective performance goals during such performance periods as the Compensation Committee shall establish.

(f) Dividend Equivalents

Dividend equivalents will entitle Participants to receive payments (in cash, SVS, other securities, other Awards or other property as determined in the discretion of the Compensation Committee) equivalent to the amount of cash dividends paid by the Company to holders of SVS, or MVS or PVS, as applicable, with respect to a number of SVS determined by the Compensation Committee.

(g) General

The Compensation Committee may impose restrictions on the grant, exercise or payment of an Award as it determines appropriate. Notwithstanding the foregoing, all Awards (whether vested or unvested, as applicable) shall terminate and expire within a maximum of 12 months after the Participant ceases to be an eligible person under the Equity Incentive Plan. Generally, Awards granted under the Equity Incentive Plan shall be non-transferable except by will or by the laws of descent and distribution. No Participant shall have any rights as a shareholder with respect to SVS or MVS, as applicable, covered by Options, SARs, restricted stock awards, RSUs or other stock-based awards, unless and until such Awards are settled in SVS or MVS, as applicable.

No Option (or, if applicable, SARs) shall be exercisable, no SVS or MVS, as applicable, shall be issued, no certificates for SVS or MVS, as applicable, shall be delivered and no payment shall be made under the Equity Incentive Plan except in compliance with all applicable laws.

The Board may amend, alter, suspend, discontinue or terminate the Equity Incentive Plan and the Compensation Committee may amend any outstanding Award at any time; provided that (i) such amendment, alteration, suspension, discontinuation, or termination shall be subject to the approval of the Shareholders if such approval is necessary to comply with any tax or regulatory requirement applicable to the Equity Incentive Plan (including, without limitation, as necessary to comply with any rules or requirements of applicable securities exchange), and (ii) no such amendment or termination may adversely affect Awards then outstanding without the Award holder's permission.

In the event of any reorganization, merger, consolidation, split-up, spin-off, combination, plan of arrangement, take-over bid or tender offer, repurchase or exchange of SVS or other securities of the Company or any other similar corporate transaction or event involving the Company (or the Company shall enter into a written agreement to undergo such a transaction or event), the Compensation Committee or the Board may, in its sole discretion, provide for any (or a combination) of the following to be effective upon the consummation of the event (or effective immediately prior to the consummation of the event, provided that the consummation of the event subsequently occurs):

  termination of the Award, whether or not vested, in exchange for cash and/or other property, if any, equal to the amount that would have been attained upon the exercise of the vested portion of the Award or realization of the Participant's vested rights;

  replacement of the Award with other rights or property selected by the Compensation Committee or the Board, in its sole discretion;

  assumption of the Award by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar options, rights or awards covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices;

  that the Award shall be exercisable or payable or fully vested with respect to all SVS covered thereby, notwithstanding anything to the contrary in the applicable award agreement, or that the Award cannot vest, be exercised or become payable after a date certain in the future, which may be the effective date of the event.

(h) Tax Withholding

The Company may take such action as it deems appropriate to ensure that all applicable federal, state, local and/or foreign payroll, withholding, income or other taxes, which are the sole and absolute responsibility of a Participant, are withheld or collected from such Participant.

Summary of the DSU Plan

The principal features of the DSU Plan are summarized below.

Purpose

The purpose of the DSU Plan is to strengthen the alignment of interests between the Board and the Shareholders by linking a portion of annual compensation, as determined by the Compensation Committee from time to time, to the future value of the SVS. In addition, the DSU Plan was adopted for the purpose of advancing the interests of the Company through the motivation, attraction and retention of directors of the Company and its affiliates, it being generally recognized that the DSU Plan aids in attracting, retaining and encouraging director commitment and performance due to the opportunity offered to them to receive compensation in line with the value of the SVS.

Administration of the DSU Plan

Subject to regulatory requirements, the DSU Plan is administered by the Compensation Committee and the Compensation Committee has full discretionary authority to administer the DSU Plan including the authority to interpret and construe any provision of the DSU Plan and to adopt, amend and rescind such rules and regulations for administering the DSU Plan as the Compensation Committee may deem necessary in order to comply with the requirements of the DSU Plan.

Eligibility

Only a person who is a director, or a member of the board of directors of any affiliate of the Company, and who, at the relevant time, is not otherwise an employee or a consultant of the Company or of any affiliate, is eligible to participate in the DSU Plan. The Compensation Committee shall from time to time determine the eligible directors to whom deferred share units (the "DSUs") shall be granted and the provisions and restrictions with respect to such grant, taking into consideration the present and potential contributions of and the services rendered by the particular director to the success of the Company and any other factors which the Compensation Committee deems appropriate and relevant.

Maximum Number of SVS

The maximum number of DSUs and underlying SVS that may be granted under the DSU Plan is such number of SVS is 503,778. Additionally, so long as the Company is listed on the TSXV, the maximum number of DSUs that may be granted under the DSU Plan to (i) any one eligible director, together with awards granted under any other share compensation arrangements, within any one year period shall be 5% of the total number of SVS outstanding at the date of grant, and (ii) insiders, together with awards granted under any other share compensation arrangements, within any one year period shall be 10% of the total number of SVS at the date of grant. For the purposes of the DSU Plan, references to the number of outstanding SVS include the number of SVS issuable on conversion of all outstanding MVS and PVS.

Grant of DSUs

Unless otherwise determined by the Compensation Committee in accordance with the terms of the DSU Plan, eligible directors will be issued on at least an annual basis that number of DSUs having a value equal to the portion (which may be expressed as a percentage or may equal 100%) of the director's remuneration payable to such director for the fiscal year (the "Entitlement"), as determined by the Board or the Compensation Committee from time to time. More specifically, the number of DSUs to be granted to an eligible director will be determined by dividing the Entitlement by the market value on the date of grant. For the purposes of the DSU Plan, "market value" of the SVS is determined, as of a particular date, as the last closing price of the SVS on the TSXV immediately prior to the date. Notwithstanding any of the foregoing, the Compensation Committee shall have the authority, subject to applicable securities laws and TSXV policies, to make any special grants of DSUs to eligible directors in such numbers, and at any time as the Compensation Committee may deem appropriate, including special DSU grants to new eligible directors appointed from time to time.

Subject to the absolute discretion of the Compensation Committee, in the event that a dividend (other than stock dividend) is declared and paid by the Company on SVS, the Compensation Committee may elect to credit each eligible director with additional DSUs. The number of such additional DSUs will be calculated by dividing (i) the total amount of the dividends that would have been paid to the eligible director if the DSUs outstanding in the eligible director's account on the dividend record date had been outstanding SVS (and the eligible director held no other SVS), by (ii) the market value of an SVS on the date on which such dividends were paid by the Company.

Payment of DSUs

As soon as practicable following the date on which the director ceases to be an eligible director (by resignation, death, incapacitation or otherwise), the Company shall (i) issue one previously unissued SVS for each vested outstanding DSU held by such director on the termination date, or (ii) subject to the discretion of the Compensation Committee, an amount in cash equivalent to the number of outstanding DSUs held by such director multiplied by the market value on the termination date.

If there is a change of control of the Company that results in the termination of a director's directorship, all DSUs credited to such director shall immediately vest on the date of such change of control.

If the date on which the Company shall issue SVS to the eligible director occurs during a Blackout Period, the Company shall issue or deliver such SVS on or as soon as practicable after the 10th trading day following the end of the Blackout Period.

General

The Compensation Committee may, at any time, and from time to time, and without shareholder approval, amend any provision of the DSU Plan, subject to any regulatory or stock exchange requirement at the time of such amendment, provided that any amendment shall not alter the terms or conditions of any DSU or impair any right of any holder of DSUs pursuant to any DSU grant prior to such amendment. Notwithstanding the foregoing, prior approval of the Shareholders (and disinterested shareholders, if applicable) will be required for any amendment of the DSU Plan that would require shareholder approval under the TSXV policies.

The Compensation Committee may decide to discontinue granting awards under the DSU Plan at any time in which case no further DSUs shall be awarded or credited.

Except as required by law, the rights of an eligible director under the DSU Plan cannot be assigned, transferred, sold, encumbered, pledged, mortgaged or charged. No holder of any DSUs shall have any rights as a Shareholder at any time.

In the event there is any change in the SVS, whether by reason of a stock dividend, stock split, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment shall be made by the Compensation Committee in the number of SVS subject to or underlying any DSUs.

However, if there is an increase in the number of SVS outstanding for any reason other than by reason of a stock dividend, stock split, consolidation, subdivision or reclassification as described above (for example, as a result of a private placement of SVS or the issuance of SVS in connection with the acquisition of an asset) there will be no adjustment to the number of SVS that an eligible director may receive and no adjustment to the number of SVS available under the DSU Plan.

Tax Withholding

The Company or any of its affiliates may take such steps as are considered necessary or appropriate for the withholding of any taxes which the Company or any of its affiliates are required to withhold by any law or regulation of any governmental authority whatsoever.

Employment Agreements, Termination and Change of Control Benefits

The services of each NEO are provided through employment agreements and member services agreements (collectively, "services agreements") which were entered into by each NEO with the Company on September 3, 2021.

Pursuant to the terms of the services agreements, each NEO is entitled to an annual base salary and is eligible to receive a discretionary bonus subject to the achievement of individual and corporate performance goals determined by the Board. The annual base salary is $500,000 for Mr. Perry as Chief Executive Officer of the Company, $350,000 for Mr. McCoy as Chief Operating Officer of the Company, and was $200,000 for Mr. Moulds as Chief Financial Officer of the Company until April 25, 2022 when it was increased to $230,000. Each of the NEOs is also entitled to reimbursement for all reasonable and necessary out-of-pocket business expenses.

Each of the services agreements is for an initial term of three years and automatically extended for one additional year thereafter and on each anniversary thereafter, unless otherwise terminated by the Company or the officer on 90 days' written notice prior to the commencement of each renewal term (the "Non-Renewal Notice").

Pursuant to each of the services agreements, in the event that the officer's employment (or services) is terminated by the Company without cause (in which case a 60 days' written notice will be required), by the officer for good reason or on account of a Non-Renewal Notice by the Company, the officer will be entitled to receive payment of (i) their base salary in effect immediately prior to the date of termination for a period of 12 months following the date of termination, (ii) any accrued but unpaid base salary and bonus in addition to any other accrued amounts or benefits as of the date of termination, and (iii) an amount that is equal to the full premium amount on an after-tax basis for coverage under the Company's group health plans at the coverage levels in effect immediately prior to the officer's termination for a period of 12 months following the date of termination. In the event that the officer's employment is terminated by the Company for cause, by the officer without good reason (in which case a 60 days' written notice is required) or on account of a Non-Renewal Notice by the officer, the officer will be entitled to receive payment of any accrued but unpaid base salary and bonus in addition to any other accrued amounts or benefits as of the date of termination.

Pursuant to the terms of the services agreements, all of the NEOs are eligible to participate in any benefit plans or programs that may be established by the Company from time to time.

Pension Plan Benefits

No pension or retirement benefits plans have been instituted and none are proposed at this time.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth details of all the Company's equity compensation plans as at December 31, 2021.

Plan Category	Number of securitie to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders(1)	3,583,259	$3.56	2,852,532
Equity compensation plans not approved by security holders	Nil	N/A	N/A
Total	3,583,259	$3.56	2,852,532

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance refers to the policies and structure of the board of directors of a company, whose members are elected by and are accountable to the shareholders of the company. Corporate governance encourages establishing a reasonable degree of independence of the board of directors from executive management and the adoption of policies to ensure the board of directors recognizes the principles of good management. The Board is committed to sound corporate governance practices, as such practices are both in the interests of shareholders and help to contribute to effective and efficient decision making.

Board of Directors

The Board supervises the executive officers of the Company. Each of the executive officers of the Company are required to act in accordance with the scope of authority provided to them by the Board.

Director	Independence
Craig Perry	Not independent, as he is the Chief Executive Officer of the Company.
Agenia Clark	Independent
Porter Collins	Not independent, as he is the board nominee of an executive officer of the Company.
Stephen Schaefer	Independent
Darren Tangen	Not independent, as he is the board nominee of an executive officer of the Company.

Directorships

The following directors of the Company are also currently directors of the following reporting issuers:

Director	Name of Reporting Issuer
Agenia Clark	FirstBank Holding Co
Stephen Schaefer	Just Energy Group Inc. Texgen Power LLC GenOn Holdings, Inc.

Orientation and Continuing Education

The Board will provide an overview of the Company's business activities, systems and business plan to all new directors. New director candidates will have free access to any of the Company's records, employees or senior management in order to conduct their own due diligence and will be briefed on the strategic plans, short, medium and long term corporate objectives, business risks and mitigation strategies, corporate governance guidelines and existing policies of the Company. The directors will be encouraged to update their skills and knowledge by taking courses and attending professional seminars.

Ethical Business Conduct

The Board believes good corporate governance is integral to the Company's success and to meet responsibilities to shareholders. The Board has adopted a written Code of Business Conduct and Code of Ethics (the "Code"), which is available for review under the Company's profile on SEDAR at www.sedar.com. The purpose of the Code is to communicate the commitment of the Company to conducting business with integrity, honesty and respect, in compliance with applicable laws, rules, regulations and policies, and in a manner that preserves the Company's reputation and prohibits unethical behavior and wrongdoing.

Generally, the Board has found that the Code supplemented by the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

The Board is also responsible for applying governance principles and practices, tracking development in corporate governance, and adapting "best practices" to suit the needs of the Company. Certain of the directors of the Company may also be directors and officers of other companies, and conflicts of interest may arise between their duties. Such conflicts must be disclosed in accordance with, and are subject to such other procedures and remedies as applicable under, the Business Corporations Act (British Columbia).

Nomination of Directors

The Board has formed a corporate governance and nominating committee to assist the Board with the nomination of directors for the Company. The Board will continually assess its size, structure and composition, taking into consideration its current strengths, skills and experience, proposed retirements and the requirements and strategic direction of the Company. Directors will recommend suitable candidates for consideration as members of the Board.

Compensation

The Board has formed the Compensation Committee to assist the Board with the review the compensation of its directors and executive officers annually. The Compensation Committee will determine compensation of directors and executive officers taking into account the Company's financial position.

Other Board Committees

In addition to the Company's audit committee (the "Audit Committee"), the Board also has a Compensation Committee, comprised of four directors (Messrs. Perry, Tangen and Schaefer and Dr. Clark), a Governance and Nominating Committee, comprised of three directors (Messrs. Schaefer and Collins and Dr. Clark), and a Reserves Committee, comprised of two directors (Messrs. Tangen and Schaefer).

Assessments

The Board has not implemented a formal process for assessing its effectiveness. As a result of the Company's size and the Company's stage of development, the Board considers a formal assessment process to be inappropriate at this time. The Board plans to continue evaluating its own effectiveness on an ad hoc basis.

The Board does not formally assess the performance or contribution of individual Board members or committee members.

AUDIT COMMITTEE DISCLOSURE

The Audit Committee Charter

The Audit Committee is governed by an audit committee charter, a copy of which is attached hereto as Schedule "B".

Composition of the Audit Committee

.As of the date of this Information Circular, the members of the Audit Committee are:

Director	Independence	Financial Literacy
Stephen Schaefer (Chair)	Independent	Financially literate
Agenia Clark	Independent	Financially literate
Darren Tangen	Non-Independent	Financially literate

Relevant Education and Experience

The education and experience of each audit committee member that is relevant to the performance of his responsibilities as an audit committee member is as follows:

Stephen Schaefer: Mr. Schaefer has over three decades of energy, investment and private equity experience. He serves on the board of GenOn Holdings, and TexGen Power, where he is chairman of the board. He is also a member of the board of directors of Just Energy Group Inc., where he is the chairman of the audit committee. Previously, Mr. Schaefer was a partner at Riverstone Holdings, where he was primarily responsible for power and renewable energy investing. He is Chartered Financial Analyst and received his B.S., magna cum laude in Finance and Accounting from Northeastern University in 1987.

Agenia Clark: Dr. Clark has more than 10 years of experience serving on corporate boards. She's currently the Chair of the Risk Committee for FirstBank Holdings (NYSE:FBK) and is the former Chair, Compensation Committee. Additionally, Dr. Clark was a founding director for Avenue Bank Holdings (NASDAQ:AVNU), when the bank started as a private holding company, pre-IPO and was later acquired and merged with another Nashville community bank. Dr. Clark is currently a trustee for Simmons University (Boston, MA) and a trustee for the Ayers Foundation. She has been recognized as one of Nashville's most influential leaders and is the CEO, Girl Scouts of Middle Tennessee. Dr. Clark has a Doctor of Education from Vanderbilt University and her Bachelor of Science and her Master of Business Administration from the University of Tennessee, Knoxville.

Darren Tangen: Mr. Tangen has three decades of real estate, finance and investment experience as the former President and Chief Financial Officer of Colony Capital, Inc. (now known as DigitalBridge Group, Inc.; NYSE: DBRG). At Colony, he led the formation and successful growth of numerous businesses including its opportunistic credit business (Colony Financial, Inc.), single family homes for rent, and light industrial real estate platforms. Mr. Tangen holds a B.Com. from McGill University and MBA from The Wharton School (University of Pennsylvania).

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

Since the commencement of the Company's most recently completed financial year, the Company has not relied on the exemptions in Sections 2.4, 6.1.1(4), 6.1.1(5), or 6.1.1(6) or Part 8 of NI 52-110. Section 2.4 (De Minimis Non-audit Services) provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Sections 6.1.1(4) (Circumstances Affecting the Business or Operations of the Venture Issuer), 6.1.1(5) (Events Outside Control of Member) and 6.1.1(6) (Death, Incapacity or Resignation) provide exemptions from the requirement that a majority of the members of the Audit Committee must not be executive officers, employees or control persons of the Company or of an affiliate of the Company. Part 8 (Exemptions) permits a company to apply to a securities regulatory authority or regulator for an exemption from the requirements of NI 52-110 in whole or in part.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by the Board, and where applicable by the Audit Committee on a case-by-case basis.

External Auditor Service Fees (By Category)

The aggregate fee billed by the Company's external auditor in each of the financial years ended December 31, 2021 and 2020 by category, are as follows:

Financial Year Ended	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2021	$115,000	$0	$0	$0
December 31, 2020	$304,930	$121,517	$30,545	$16,949

Exemption

The Company is relying on the exemption provided by Section 6.1 of NI 52-110, which provides that the Company, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director or officer of the Company or person who acted in such capacity in the last financial year of the Company, or any other individual who at any time during the most recently completed financial year of the Company was a director of the Company or any associate of the Company, is indebted to the Company, nor is any indebtedness of any such person to another entity the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company, other than routine indebtedness.

MANAGEMENT CONTRACTS

No management functions of the Company are to any substantial degree performed by any other person or company other than by the directors or executive officers of the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, the directors and officers of the Company are not aware of any transaction since the beginning of the Company's last completed financial year or any proposed transaction that has materially affected or will materially affect the Company in which any director or senior officer of the Company, any proposed management nominee for election as a director, any person beneficially owning or exercising control or direction over more than 10% of the voting securities of the Company or any associate or affiliate of any of the foregoing has or had a material interest, direct or indirect.

APPOINTMENT OF AUDITOR

Weaver and Tidwell, LLP is the Company's auditor and was first appointed as the Company's auditor on December 22, 2021. Management is recommending the re-appointment of Weaver and Tidwell, LLP as Auditors for the Company, to hold office until the next annual general meeting of the Shareholders at a remuneration to be fixed by the Board. Management recommends the appointment, and the persons named in the enclosed form of Proxy intend to vote in favour of such appointment.

OTHER MATTERS

The management of the Company knows of no other matters to come before the Meeting other than as set forth in the notice of the Meeting. However, if other matters which are not known to management should properly come before the Meeting or any adjournment or adjournments thereof, the accompanying form of proxy will be voted on such matters in accordance with the best judgment of the person or persons voting the proxy.

ADDITIONAL INFORMATION

Additional information relating to the Company can be viewed via the System for Electronic Data Analysis and Retrieval (SEDAR) at www.sedar.com. Readers can also access and view the public insider trading reports via the System for Electronic Disclosure by Insiders at www.sedi.ca.

Shareholders may request copies of the Company's financial statements and Management's Discussion and Analysis by contacting the Company at 615.475.8320.

DIRECTORS' APPROVAL

The contents of this Information Circular and the sending of the Notice Package to the Shareholders have been approved by the Board. Unless otherwise specified, information contained in this Information Circular is given as of May 6, 2022.

DATED at Toronto, Ontario as of the 9th day of May, 2022.

BY ORDER OF THE BOARD OF DIRECTORS OF ALPINE SUMMIT ENERGY PARTNERS, INC.
"Craig Perry"
Craig Perry Chief Executive Officer and Chairman

A-1

SCHEDULE "A"
CHANGE OF AUDITOR REPORTING PACKAGE

Alberta Securities Commission (Principal Regulator)

British Columbia Securities Commission

NOTICE OF CHANGE OF AUDITOR

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.) (the "Company") hereby gives notice, pursuant to National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102") as follows:

1. RSM Alberta LLP resigned as auditor of the Company effective December 22, 2021 on its own initiative, and Weaver and Tidwell, LLP has been appointed as auditor of the Company effective December 22, 2021, subject to completion of Weaver's standard client acceptance procedures and execution of an engagement letter.

2. Both the resignation of RSM Alberta LLP and the appointment of Weaver and Tidwell, LLP were considered and approved by the Board of Directors of the Company.

3. There have been no reservations in the reports of RSM Alberta LLP on the financial statements of the Company during the period when RSM Alberta LLP was the auditor of the Company or during the period when RSM Alberta LLP was the auditor of HB2 Origination, LLC, the reverse takeover acquiror of the Company.

4. There have been no reportable events (as such term is defined in NI 51-102) between the Company and RSM Alberta LLP.

DATED as of the 22nd day of December, 2021.

ALPINE SUMMIT ENERGY PARTNERS, INC.

By:	"Darren Moulds"
Darren MouldsChief Financial Officer

December 22, 2021

To: Alberta Securities Commission

 British Columbia Securities Commission

We have read the statements made by Alpine Summit Energy Partners, Inc. in the Notice of Change of Auditor dated December 22, 2021, which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102.

We agree with the statements in the Notice of Change of Auditor dated December 22, 2021.

Yours truly,

Chartered Professional Accountants

December 22, 2021

British Columbia Securities Commission

Alberta Securities Commission

Dear Sir/Madam

Re: Notice of Change of Auditors of Alpine Summit Energy Partners, Inc.

We have read the statements made by Alpine Summit Energy Partners, Inc. in the Notice of Change of Auditor dated December 22, 2021, which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102.

We agree with the statements in the Notice of Change of Auditor dated December 22, 2021.

Yours very truly.

WEAVER AND TIDWELL, L.L.P.

Weaver and Tidwell, L.L.P.

24 Greenway Plaza, Suite 1800 | Houston, Texas 77046

Office: 832.320.3217

CPAs AND ADVISORS | WEAVER.COM

SCHEDULE "B"
AUDIT COMMITTEE CHARTER

1. Purpose

The Audit Committee (the "Committee") is a standing committee of the Board of Directors (the "Board") of Alpine Summit Energy Partners, Inc. (the "Company"). The Committee is appointed by the Board to assist the Board in fulfilling its oversight responsibilities relating to financial accounting and reporting process and internal controls for the Company. This Charter shall govern the operations of the Committee.

The Committee's primary duties and responsibilities are to:

(a) conduct such reviews and discussions with management and the external auditors relating to the audit and financial reporting as are deemed appropriate by the Committee;

(b) assess the integrity of internal controls and financial reporting procedures of the Company and ensure implementation of such controls and procedures;

(c) review the interim and annual financial statements and management's discussion and analysis of the Company's financial position and operating results and report thereon to the Board for approval of same;

(d) select and monitor the independence and performance of the Company's external auditors, including attending at private meetings with the external auditors and reviewing and approving all renewals or dismissals of the external auditors and their remuneration;

(e) provide oversight to related party transactions entered into by the Company; and

(f) provide oversight of all disclosure relating to, and information derived from, financial statements and management's discussion and analysis.

The Committee has the authority to conduct any investigation appropriate to its responsibilities, and it may request the external auditors as well as any officer of the Company, or outside counsel for the Company, to attend a meeting of the Committee or to meet with any members of, or advisors to, the Committee. The Committee shall have unrestricted access to the books and records of the Company and has the authority to retain, at the expense of the Company, special legal, accounting, or other consultants or experts to assist in the performance of the Committee's duties.

The Committee shall review and assess the adequacy of this Charter annually and submit any proposed revisions to the Board for approval.

In fulfilling its responsibilities, the Committee will carry out the specific duties as set out in this Charter.

2. Authority of the Audit Committee

The Committee shall have the authority to:

(a) engage independent counsel and other advisors as it determines necessary to carry out its duties;

(b) set and pay the compensation for advisors employed by the Committee; and

(c) communicate directly with the internal and external auditors of the Company.

3. Composition and Meetings

(a) The Committee shall be composed of three or more directors as shall be designated by the Board from time to time. Unless a Chair is elected by the Board, the members of the Committee shall designate from amongst from among themselves a member who shall serve as Chair.

(b) The Committee and its membership shall meet all applicable legal, regulatory and listing requirements, including, without limitation, those of the TSX Venture Exchange, the Business Corporations Act (British Columbia), and all applicable securities regulatory authorities. Each member of the Committee shall be financially literate (as defined in National Instrument 52-110 - Audit Committees ("NI 52-110")).

(c) At least a majority of the members of the Committee shall be "independent" (as defined in NI 52-110) and shall be remunerated only in accordance with applicable laws and regulations.

(d) The Committee shall meet at least quarterly, at the discretion of the Chair or a majority of its members, as circumstances dictate or as may be required by applicable legal or listing requirements. A minimum of two and at least 50% of the members of the Committee present either in person or by electronic conference shall constitute a quorum.

(e) If within one hour of the time appointed for a meeting of the Committee, a quorum is not present, the meeting shall stand adjourned to the same hour on the second business day following the date of such meeting at the same place. If at the adjourned meeting a quorum as hereinbefore specified is not present within one hour of the time appointed for such adjourned meeting, such meeting shall stand adjourned to the same hour on the second business day following the date of such meeting at the same place. If at the second adjourned meeting a quorum as hereinbefore specified is not present, the quorum for the adjourned meeting shall consist of the members then present.

(f) If and whenever a vacancy shall exist, the remaining members of the Committee may exercise all of its powers and responsibilities so long as a quorum remains in office.

(g) The time and place at which meetings of the Committee shall be held, and procedures at such meetings, shall be determined from time to time by the Committee. A meeting of the Committee may be called by letter, telephone, email or other communication equipment, by giving at least 48 hours' notice, provided that no notice of a meeting shall be necessary if all of the members are present either in person or by means of electronic conference or if those absent have waived notice or otherwise signified their consent to the holding of such meeting.

(h) Any member of the Committee may participate in the meeting of the Committee by means of electronic conference call or other communication equipment, and the member participating in a meeting pursuant to this paragraph shall be deemed, for purposes hereof, to be present in person at the meeting.

(i) The Committee shall keep minutes of its meetings which shall be submitted to the Board. The Committee may, from time to time, appoint any person who need not be a member, to act as a secretary at any meeting. Any director of the Company may attend meetings of the Committee, and the Committee may invite such officers, directors and employees of the Company and its subsidiaries as it may see fit, from time to time, to attend at meetings of the Committee.

(j) The Board may at any time amend or rescind any of the provisions hereof, or cancel them entirely, with or without substitution.

(k) Any matters to be determined by the Committee shall be decided by a majority of votes cast at a meeting of the Committee called for such purpose. Actions of the Committee may be taken by an instrument or instruments in writing signed by all of the members of the Committee, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Committee called for such purpose. The Committee shall report its determinations to the Board at the next scheduled meeting of the Board, or earlier as the Committee deems necessary.

(l) The Committee members will be appointed annually at the first meeting of the Board following the annual general meeting of shareholders of the Company.

4. Responsibilities

(a) Financial Accounting and Reporting Process and Internal Controls

(i) The Committee shall review the annual audited and interim financial statements and related management's discussion and analysis before the Company publicly discloses this information to satisfy itself that the financial statements are presented in accordance with applicable accounting principles and in the case of the annual audited financial statements and related management's discussion and analysis, report thereon and recommend to the Board whether or not same should be approved prior to their being filed with the appropriate regulatory authorities. With respect to the annual audited financial statements, the Committee shall discuss significant issues regarding accounting principles, practices, and judgments of management with management and the external auditors as and when the Committee deems it appropriate to do so. The Committee shall consider whether the Company's financial disclosures are complete, accurate, prepared in accordance with International Financial Reporting Standards and fairly present the financial position of the Company. The Committee shall also satisfy itself that, in the case of the annual financial statements, the audit function has been effectively carried out by the auditors and, in the case of the interim financial statements, that the review function has been effectively carried out.

(ii) The Committee shall review and assess the adequacy and effectiveness of the Company's systems of internal control and management information systems through discussion with management and the external auditor to ensure that the Company maintains appropriate systems, is able to assess the pertinent risks of the Company and that the risk of a material misstatement in the financial disclosures can be detected.

(iii) The Committee shall be satisfied that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements, management's discussion and analysis and annual and interim financial press releases, and periodically assess the adequacy of these procedures in consultation with any disclosure committee of the Company.

(iv) The Committee shall review any press releases containing disclosure regarding financial information that are required to be reviewed by the Committee under any applicable laws or otherwise pursuant to the policies of the Company (including before the Company publicly discloses this information).

(v) The Committee shall meet no less frequently than annually with the external auditors and the Chief Financial Officer or, in the absence of a Chief Financial Officer, with the officer of the Company in charge of financial matters, to review accounting practices, internal controls and such other matters as the Committee, Chief Financial Officer or, in the absence of a Chief Financial Officer, with the officer of the Company in charge of financial matters, deems appropriate.

(vi) The Committee shall inquire of management and the external auditors about significant risks or exposures, both internal and external, to which the Company may be subject, and assess the steps management has taken to minimize such risks.

(vii) The Committee shall review the post-audit or management letter containing the recommendations of the external auditors and management's response and subsequent follow-up to any identified weaknesses.

(viii) The Committee be responsible for monitoring compliance with any code of corporate conduct adopted by the Board and shall periodically review and make recommendations regarding such code.

(ix) The Committee shall establish procedures for:

(a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

(b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

(x) The Committee shall have the authority to adopt such policies and procedures as it deems appropriate to operate effectively.

(b) Independent Auditors

(i) The Committee shall be directly responsible for the selection, appointment, compensation and oversight of the external auditors and the external auditors shall report directly to the Committee.

(ii) The Committee shall pre-approve all audit and non-audit services not prohibited by law to be provided by the external auditors.

(iii) The Committee shall monitor and assess the relationship between management and the external auditors and monitor, confirm, support and assure the independence and objectivity of the external auditors. The Committee shall establish procedures to receive and respond to complaints with respect to accounting, internal accounting controls and auditing matters.

(iv) The Committee shall review the external auditor's audit plan, including scope, procedures and timing of the audit.

(v) The Committee shall review the results of the annual audit with the external auditors, including matters related to the conduct of the audit.

(vi) The Committee shall obtain timely reports from the external auditors describing critical accounting policies and practices, alternative treatments of information within International Financial Reporting Standards that were discussed with management, their ramifications, and the external auditors' preferred treatment and material written communications between the Company and the external auditors.

(vii) The Committee shall review fees paid by the Company to the external auditors and other professionals in respect of audit and non-audit services on an annual basis.

(viii) The Committee shall review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former auditor of the Company.

(ix) The Committee shall have the authority to engage the external auditors to perform a review of the interim financial statements.

(c) Other Activities

The Committee shall perform any other activities consistent with this Charter and governing law, as the Committee or the Board deems necessary or appropriate.

5. Performance Evaluation

The Committee shall conduct an annual evaluation of the performance of its duties under this Charter and shall present the results of the evaluation to the Board.

6. Access to Information

The Committee shall be granted unrestricted access to all information regarding the Company that is necessary or desirable to fulfill its duties and all directors, officers and employees of the Company will be directed to cooperate as requested by members of the Committee.

7. Approval

Approved by the Board on September 3, 2021.